Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT

Announcement of early results, early settlement and increases to Series Maximum Acceptance Amounts for Tender Offers in respect of the 5.625% Senior Notes due 2026 (the “2026 Notes”) of IHS Holding Limited and the 8.000% Senior Notes due 2027 (the “2027 Notes” and together with the 2026 Notes, the “Notes”) of IHS Netherlands Holdco B.V. and results of the consent solicitation in respect of the 2027 Notes

November 26, 2024 — On November 12, 2024, IHS Holding Limited (the “Offeror”) and IHS Netherlands Holdco B.V. (the “2027 Notes Issuer”) announced;

•	invitations by the Offeror to the holders (the “Noteholders”) of each series of the Notes to tender, on the terms and subject to the conditions set forth in the tender offer and consent solicitation memorandum dated November 12, 2024 (as it may be amended or supplemented from time to time, the “Tender Offer and Consent Solicitation Memorandum”), including the New Financing Condition, such Notes up to the relevant Series Maximum Acceptance Amount (the “Tender Offers”); and

•	the solicitation of consents by the 2027 Notes Issuer from the holders of the 2027 Notes to the Proposed Amendments, all on the terms and subject to the conditions set out in the Tender Offer and Consent Solicitation Memorandum (the “Proposal” and together with the Tender Offers, the “Offers”).

Capitalized terms used herein but not otherwise defined are as set forth in the Tender Offer and Consent Solicitation Memorandum, which is available, subject to registration and eligibility confirmation, from Kroll Issuer Services Limited (the “Information, Tender and Tabulation Agent”) through the tender offer website (https://deals.is.kroll.com/ihs).

Tender Offers

According to information provided by the Information, Tender and Tabulation Agent, as of the Early Tender Deadline (being 5:00 p.m. (New York time) on November 25, 2024):

•	an aggregate principal amount of 2026 Notes equal to $465,632,000 had been validly tendered pursuant to the Tender Offer for the 2026 Notes; and

•	an aggregate principal amount of 2027 Notes equal to $523,985,000 had been validly tendered pursuant to the Tender Offer for the 2027 Notes.

On November 14, 2024, the Offeror priced an issue of New Notes in an aggregate principal amount of U.S.$1.2 billion, consisting of U.S.$550 million 7.875% Senior Notes due 2030 and U.S.$650 million 8.250% Senior Notes due 2031, due to be issued on or around November 29, 2024. Accordingly, the New Financing Condition is expected to be satisfied on the Early Settlement Date.

Therefore, the Offeror today announces that it has exercised its right to increase the Series Maximum Acceptance Amount in respect of the 2026 Notes from U.S.$250,000,000 to U.S.$300,000,000 and the Series Maximum Acceptance Amount in respect of the 2027 Notes from U.S.$475,000,000 to U.S.523,985,000.

It is hereby announced that, subject to the satisfaction or waiver of the New Financing Condition, the Offeror accepts for purchase (a) all 2027 Notes validly tendered as of the Early Tender Deadline in full and (b) all 2026 Notes validly tendered as of the Early Tender Deadline up to the Series Maximum Acceptance Amount for such 2026 Notes with a proration factor of 61.0117%.

Holders of 2026 Notes that were validly tendered at or prior to the Early Tender Deadline and accepted for purchase, subject to the satisfaction or waiver of the New Financing Condition, will receive from the Offeror the 2026 Notes Total Early Tender Offer Consideration of U.S.$1,000 per U.S.$1,000 principal amount of 2026 Notes on the Early Settlement Date. The Early Settlement Date is currently expected to be on November 29, 2024, upon the terms and conditions set forth in the Tender Offer and Consent Solicitation Memorandum, which coincides with a regular scheduled interest payment date of the 2026 Notes. As such, interest accrued and unpaid on all outstanding 2026 Notes (including the 2026 Notes tendered at or prior to the Early Tender Deadline) from (and including) the interest payment date most recently preceding the Early Settlement Date to (but excluding) the Early Settlement Date, will be made pursuant to the usual payment process with respect to the 2026 Notes. As such, no Accrued Interest shall be payable pursuant to the Tender Offer for any 2026 Notes accepted for purchase for settlement on the Early Settlement Date, unless the Early Settlement Date is amended to a date which is not a regular scheduled interest payment date of the 2026 Notes.

Holders of 2027 Notes that were validly tendered at or prior to the Early Tender Deadline and accepted for purchase, subject to the satisfaction or waiver of the New Financing Condition, will receive from the Offeror the 2027 Notes Total Early Tender Offer Consideration of U.S.$1,000 per U.S.$1,000 principal amount of 2027 Notes plus Accrued Interest for such 2027 Notes on the Early Settlement Date.

Given the Series Maximum Acceptance Amounts for each series of Notes have been reached, the Offeror will not purchase any Notes tendered after the Early Tender Deadline and there will be no Final Settlement Date in respect of such Notes.

All Notes purchased by the Issuer pursuant to the Tender Offers will be cancelled and will not be re-issued or re-sold.

The Tender Offers are being made on the terms and subject to the conditions set forth in the Tender Offer and Consent Solicitation Memorandum and this announcement should be read in conjunction with the Tender Offer and Consent Solicitation Memorandum.

Post Settlement Redemption

The 2027 Notes Issuer intends today, in accordance with the terms of the Indenture, to publish a notice of optional redemption in respect of U.S.$130,015,000.00 in principal amount of 2027 Notes, which redemption is expected to take place on December 6, 2024, following the Early Settlement Date.

Proposal in respect of 2027 Notes

The 2027 Notes Issuer today announces that the Required Consents to the Proposed Amendments have been obtained as at the Consent Deadline (being 5:00 p.m. (New York time) on November 25, 2024).

Accordingly, the 2027 Notes Issuer, the Offeror, the Trustee and certain guarantors will execute a supplemental indenture giving effect to the Proposed Amendments (the “Supplemental Indenture”) prior to or on the Early Settlement Date. As previously disclosed in the Tender Offer and Consent Solicitation Memorandum, the Proposed Amendments, in summary, align the covenants in the Indenture relating to the 2027 Notes to the covenants expected in the New Notes, which leads to certain changes to the covenants applicable to the Indenture and the 2027 Notes issued thereunder, including, amongst other amendments, the covenants relating to: Asset Sales; Restricted Payments; Incurrence of Indebtedness and Issuance of Preferred Stock; Liens; Transactions with Affiliates; and Additional Guarantees, as well as the thresholds in certain events of default in the 2027 Notes.

Holders of 2027 Notes that validly delivered their consent at or prior to the Consent Deadline via a Consent Only Instruction for the Proposed Amendments will receive consideration of U.S.$1 per U.S.$1,000 (the “Consent Payment”) in principal amount of 2027 Notes that are subject to such Consent Only Instruction. As all 2027 Notes validly tendered as at the Consent Deadline have been accepted for purchase in full by the Offeror pursuant to the Tender Offer for the 2027 Notes, no Consent Payment will be paid in respect of any consents to the Proposed Amendments delivered by way of a Tender Instruction. The Proposed Amendments will become operative upon the payment of the Consent Payment to the relevant holders of 2027 Notes, which is expected to occur on or promptly following the Early Settlement Date.

Noteholders should contact the following for further information:

The Information, Tender and Tabulation Agent for the Offers is:

Kroll Issuer Services Limited

The Shard 32 London Bridge Street

London SE1 9SG

United Kingdom

Attention: Owen Morris

Telephone: +44 20 7704 0880

E-Mail: ihs@is.kroll.com

Tender Offer Website: https://deals.is.kroll.com/ihs

Any questions or requests for assistance or for copies of the Tender Offer and Consent Solicitation Memorandum or any other offer documents may be directed to the Information, Tender and Tabulation Agent at its telephone number and email address above. A Noteholder may also contact the Dealer Managers at the telephone numbers and email addresses set forth below, or such Noteholder’s broker, dealer, commercial bank, custodian, trust company or other nominee or intermediary or clearing system (including any Clearing System) for assistance concerning the Offers.

The Dealer Managers and Solicitation Agents for the Offers are:

Citigroup Global Markets Limited	Goldman Sachs Bank Europe SE
Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom	Marienturm Taununsanlage 9-10 60329 Frankfurt am Main Germany
Attention: Liability Management Group Email: liabilitymanagement.europe@citi.com Telephone (London): +44 20 7986 8969 Telephone (U.S. Toll Free): +1 (800) 558-3745 Telephone (U.S.): +1 (212) 723-6106	Attention: Liability Management group Email: liability.management.eu@gs.com Telephone: +44 207 774 4836

Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch)	Standard Chartered Bank
Floor 23 The Broadgate Tower 20 Primrose Street London EC2A 2EW	One Basinghall Avenue London EC2V 5DD United Kingdom
Attention: Liability Management Email: DLRMBLonDCMLM@rmb.co.uk Telephone: +44 207 939 1700	Attention: Liability Management Email: liability_management@sc.com Telephone: +44 207 885 5739

OFFER AND DISTRIBUTION RESTRICTIONS

General

This announcement does not constitute an offer to purchase, or the solicitation of an offer to tender or sell, or to exercise any voting rights with respect to any, Notes to or from, or by, any person located or resident in any jurisdiction where such offer or solicitation is unlawful, and tenders of Notes by Noteholders originating from any jurisdiction in which such offer or solicitation is unlawful will not be accepted. The Offers are not being made, directly or indirectly, in any jurisdiction where to do so would impose any obligations on the Offeror or the 2027 Notes Issuer in such jurisdiction, including any requirement to qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction, file any general consent to service of process in any such jurisdiction, subject itself to taxation in any such jurisdiction if it is not otherwise so subject, make any filing with any regulatory body in any such jurisdiction or otherwise have any document approved by, or submitted to, any regulating body in such jurisdiction. In those jurisdictions where the securities laws or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of its respective affiliates is such a licensed broker or dealer in such jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror or the 2027 Notes Issuer by such Dealer Manager or affiliate (as the case may be) in such jurisdiction and the Offers are not made in any such jurisdiction where either a Dealer Manager or any of its affiliates is not licensed. Neither this announcement nor the delivery of the Tender Offer and Consent Solicitation Memorandum nor any purchase of Notes shall, under any circumstances, create any implication that there has been no change in the affairs of the Offeror or the 2027 Notes Issuer since the date hereof, or that the information herein is correct as of any time subsequent to the date hereof.

Each Noteholder participating in any Offer will be deemed to give certain representations in respect of the jurisdictions referred to below, and generally, on submission of Notes for tender in the relevant Tender Offer and submission of consent to the Proposal. Any tender of Notes for purchase pursuant to any Tender Offer from a Noteholder that is unable to make these representations will not be accepted. Each of the Offeror, the 2027 Notes Issuer, the Dealer Managers and the Information, Tender and Tabulation Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to any Tender Offer, or submission of consent to the relevant Proposal, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror or the 2027 Notes Issuer determines (for any reason) that such representation is not correct, such tender or consent will not be accepted.

A Noteholder who is a Sanctions Restricted Person may not participate in any Offer. No Notes purported to be tendered by a Sanctions Restricted Person pursuant to the Tender Offer and Consent Solicitation Memorandum will be accepted for purchase and no Sanctions Restricted Person will be eligible to receive any monetary amount in respect of the relevant Total Early Tender Offer Consideration, Tender Offer Consideration or Consent Payment in any circumstances. The Offeror reserves the absolute right not to accept the tender of any Notes by a person whom it has reason to believe is or may be a Sanctions Restricted Person.

United Kingdom

The communication of this announcement, the Tender Offer and Consent Solicitation Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents and/or materials may lawfully be provided. Any investment or investment activity to which this announcement or the Tender Offer and Consent Solicitation Memorandum relates is available only to such persons or will be engaged in only with such persons and other persons should not rely on it.

Italy

None of the Offers, this announcement, the Tender Offer and Consent Solicitation Memorandum or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Accordingly, Noteholders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Tender Offer and Consent Solicitation Memorandum nor any other document or material relating to the Offers has been or shall be distributed to the public in France and only qualified investors (Investisseurs Qualifiés), with the exception of individuals, within the meaning of Article 2(e) of the Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and in accordance with Articles L.411-1 and L.411-2 of the French Code Monétaire et Financier, are eligible to participate in the Offers. This announcement and the Tender Offer Tender Offer and Consent Solicitation Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for the Notes unless the Offeror, as applicable, is listed on the Cayman Islands Stock Exchange.

Netherlands

In the Netherlands, the Offers will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors as referred to in the Prospectus Regulation. Neither this announcement, the Tender Offer and Consent Solicitation Memorandum nor any other documentation or material relating to the Offers has been or will be submitted to the Dutch Authority for Financial Markets (de Autoriteit Financiële Markten, the “AFM”) for approval. Therefore, neither this announcement, the Tender Offer and Consent Solicitation Memorandum nor any other documentation or material relating to the Offers qualify as an approved prospectus as meant in the Prospectus Regulation. Accordingly, in the Netherlands, the Offers may not be made by way of a public offer within the meaning of the Prospectus Regulation and the Offers may not be promoted and are not being made to, any person in the Netherlands (with the exception of “qualified investors” within the meaning of the Prospectus Regulation. This announcement, the Tender Offer and Consent Solicitation Memorandum and any other documentation or material relating to the Offers (including memoranda, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person. With regard to the Netherlands, this announcement and the Tender Offer and Consent Solicitation Memorandum have been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer and Consent Solicitation Memorandum may not be used for any other purpose or be transmitted to any other person in the Netherlands.